UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the Fiscal year ended December 31, 2001

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________________________ to _________________________________.

Commission file number 1-12381

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Linens ’n Things, Inc.
401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Linens ’n Things, Inc.
6 Brighton Road
Clifton, NJ 07015

LINENS ’N THINGS, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

Index

	Page

Independent Auditors’ Report	1

Statements of Net Assets Available for Plan Benefits -
December 31, 2001 and 2000	2

Statements of Changes in Net Assets Available for
Plan Benefits - Years ended December 31, 2001 and 2000	3

Notes to Financial Statements	4-	12

Supplemental Schedules

1 Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2001	13-	15

2 Schedule G, Part III - Nonexempt Transactions -
Year ended December 31, 2001	16

Independent Auditors’ Report

The Plan Administrator
Linens ’n Things, Inc. 401(k) Plan:

     We have audited the accompanying statements of net assets available for plan benefits of the Linens ’n Things, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Linens ’n Things, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2001 and nonexempt transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

KPMG LLP

August 1, 2002

LINENS ’N THINGS, INC. 401(k) PLAN Statements of Net Assets Available for Plan Benefits December 31, 2001 and 2000

	2001	2000

Assets:
Investments (note 3)	$30,239,520	$25,143,909
Loans to participants	804,123	622,133

Total investments	31,043,643	25,766,042
Receivables:
Participants’ contributions	263,000	347,000
Employer’s contributions	192,000	266,000

Total receivables	455,000	613,000

Net assets available for plan benefits	$31,498,643	$26,379,042

See accompanying notes to financial statements. -2-

LINENS ’N THINGS, INC. 401(k) PLAN Statements of Changes In Net Assets Available for Plan Benefits Years Ended December 31, 2001 and 2000

	2001	2000

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 1,045,829	$ 271,665
Net (depreciation) appreciation
in fair value of investments (note 3)	(1,223,482)	2,072,801

	(177,653)	2,344,466

Contributions:
Participants	4,344,065	3,819,407
Employer	2,663,496	2,450,178

	7,007,561	6,269,585

Total additions	6,829,908	8,614,051

Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	(1,700,829)	(1,530,986)
Expenses	(9,478)	0

Total deductions	(1,710,307)	(1,530,986)

Net increase	5,119,601	7,083,065
Net assets available for plan benefits:
Beginning of year	26,379,042	19,295,977

End of year	$ 31,498,643	$ 26,379,042

See accompanying notes to financial statements. -3-

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

(1)	Plan Description

The following description of the Linens ’n Things, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	Background

The Plan is a participant-directed, defined contribution plan established by Linens ’n Things, Inc. (the “Company” or “Plan Sponsor”) as of December 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Plan Committee”) appointed by Linens ’n Things, Inc. In accordance with the provisions of the Plan, the Plan Committee is also the Administrator (the “Administrator”). Effective December 1, 1998, the Plan Committee appointed Prudential Investments as the Trustee (the “Trustee”). Effective April 1, 2001, the Plan Committee appointed Fidelity Management Trust Company as the Trustee (the “new Trustee”).

(b)	Eligibility

Eligible employees become participants in the Plan at the beginning of the first payroll period of the first month following completion of a year of service with at least 1,000 hours worked and attaining age 21.

(c)	Employee Contributions

Each year participants may contribute up to 15% of pretax annual compensation, not to exceed $10,500 in 2001 and 2000, respectively. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or contribution plans.

(d)	Employer Contributions

Employer matching contributions are equal to 100% of the first 6% of the employee contributions. Matching contributions made by the Company were $2,663,496 and $2,450,178 in 2001 and 2000, respectively. Employer matching contributions are subject to certain limitations as specified in the plan document and Internal Revenue Code (the “Code”).

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

(e)	Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within selected investment options.

The following options were available from January 1, 2001 through March 31, 2001:

Norwest Stable Value Fund

This collective trust fund invests to provide safety of principal, adequate liquidity and returns superior to shorter maturity alternatives. The Norwest Stable Fund is an actively managed, diversified portfolio of assets issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.

Kemper-Dreman High Return Equity Fund

This fund invests primarily in stocks issued by large-cap companies that fund management believes to have established records of earnings and dividends, low price-earnings ratios, reasonable returns on equity, and sound finances.

MFS Total Return Fund

This fund tends to focus on conservative stocks and bonds. It accomplishes this by either balancing their assets equally among stocks, bonds, convertibles, and cash, or by adjusting their holdings frequently in response to market conditions.

Prudential Small Company Value Fund

This small-cap value fund invests in companies that have market values under $1 billion and that offer lower stock prices than other small-sized stocks. This fund concentrates on lower priced stocks that have yet to be discovered by other investors.

Prudential World Fund: International Stock Series

This fund can invest in any country outside the United States. This fund might divide its assets among a dozen or more developed markets, including Japan, Britain, France and Germany, while also investing a small portion in emerging markets, such as Hong Kong, Brazil, Mexico and Thailand.

Prudential Stock Index Fund Z

This fund is for qualified investors and seeks to mirror the returns of the S&P 500 index. The fund normally invests at least 80% of its assets in securities included in the S&P 500 index according to each security’s weighting in the index. Management attempts to achieve a performance correlation with the S&P 500 of 0.95 irrespective of expenses. The fund may invest in derivative financial instruments.

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

Prudential Jennison Growth Fund A

This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The fund seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

Linens ’n Things Company Stock Fund

Linens ’n Things Company Stock Fund offers the opportunity to purchase common stock of Linens ’n Things, Inc.

Alliance Technology Fund

This fund emphasizes growth of capital and invests for capital appreciation. The fund invests primarily in securities of companies expected to benefit from technological advances and improvements. It may invest up to 10% of assets in foreign securities.

Fundamental Investment Fund

This fund seeks growth of capital and income. The fund primarily invests in common stocks and convertibles as well as debt securities that are rated BBB or better, but it may also invest up to 5% of assets in debt rated below investment-grade. The fund may invest up to 15% of assets in foreign securities.

The following investment options were available April 1, 2001 through December 31, 2001:

Fidelity Managed Income Portfolio Fund

Fidelity Managed Income Portfolio fund is a stable value fund that strives to preserve principal investment while earning interest income. The fund primarily invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. The investment contract and fixed income security commitments are based solely by the financial resources of the issuer. In addition, investment contracts may impose a contract penalty on withdrawals or exchanges from the fund caused by an extraordinary corporate event (layoff, sale of a line of business, etc.). A small portion of the Fund is invested in a money market fund to provide daily liquidity.

Fidelity Growth Company Fund

Fidelity Growth Company Fund seeks capital appreciation. The fund invests primarily in various common stocks including preferreds, convertibles, and warrants issued by companies that the advisor believes have above-average growth potential, measured by earnings or gross sales.

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

Fidelity OTC Portfolio Fund

Fidelity OTC Portfolio Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities principally traded on the over-the-counter (OTC) market. It may continue to hold securities purchased on the OTC market that subsequently begin to trade on the NYSE, AMEX, or foreign exchanges.

Fidelity Equity-Income II Fund

Fidelity Equity-Income II Fund seeks income; potential for capital appreciation is also a consideration. The fund normally invests at least 65% of assets in income-producing equity securities. It may invest the balance of assets in debt securities of any type or credit quality. The fund may also invest in foreign securities, enter into currency-exchange contracts, and invest in stock-index futures and options.

Spartan U.S. Equity Index Fund

Spartan U.S. Equity Index Fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 index while keeping transaction costs and other expenses low.

Fidelity Freedom Income Fund

Fidelity Freedom Income Fund seeks total return. Capital appreciation is secondary. The fund allocates all assets in a combination of equity, fixed-income, and money-market underlying Fidelity mutual funds, rather than investing directly in individual securities. The advisor emphasizes fixed-income and money-market funds and a small amount of equity funds. The fund’s target allocations are as follows: 20% of assets in equity funds, 40% in fixed-income funds, and 40% in money-market funds.

Fidelity Freedom 2000 Fund

Fidelity Freedom 2000 Fund seeks total return. Capital appreciation is secondary. The fund allocates all assets in a combination of equity, fixed-income, and money-market underlying Fidelity mutual funds. The fund’s target allocations are as follows: 43% of assets in equity funds, 45% in fixed-income funds, and 12% in money-market funds.

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

Fidelity Freedom 2010 Fund

Fidelity Freedom 2010 Fund seeks total return. Capital appreciation is secondary. The fund allocates all assets in a combination of underlying Fidelity mutual funds. The fund’s target allocations are as follows: 69% of assets in equity funds, 31% in fixed-income funds.

Fidelity Freedom 2020 Fund

Fidelity Freedom 2020 Fund seeks total return. Capital appreciation is secondary. The fund allocates assets in a combination of underlying Fidelity mutual funds. The fund’s target allocations are as follows: 83% of assets in equity funds, 17% in fixed-income funds.

Fidelity Freedom 2030 Fund

Fidelity Freedom 2030 Fund seeks total return. Capital appreciation is secondary. The fund allocates assets in a combination of underlying Fidelity mutual funds. The fund’s target allocations are as follows: 85% of assets in equity funds, 15% in fixed-income funds.

Fidelity Freedom 2040 Fund

Fidelity Freedom 2040 Fund seeks high total return. The fund invests in a combination of Fidelity equity, fixed-income, and money-market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2040. The fund allocates assets among the underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. The fund currently allocates 75% of assets to domestic equity funds, 15% to international equity funds, and 10% to high yield fixed-income funds.

Fidelity Low-Priced Stock Fund

Fidelity Low-Priced Stock Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities that are priced at $35 per share or less. It may hold securities that have appreciated beyond that level and still satisfy the 65% requirement.

Fidelity Diversified International Fund

Fidelity Diversified International Fund seeks capital appreciation. The fund invests primarily in equities of companies located outside of the United States. The majority of investments are made in companies with market capitalizations of $100 million or more.

Linens ’n Things Company Stock Fund

Linens ’n Things Company Stock Fund invests in the common stock of Linens ’n Things, Inc.

In addition to the funds described above, Fidelity Investments offers the opportunity for employees to greatly increase the diversification of their portfolio by allowing participants to invest in over 50 Fidelity mutual funds and over 90 non-Fidelity mutual funds offered through this program.

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

(f)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, employer matching contribution and allocations of investment income or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the employer’s matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of credited service, as defined. A participant is 50% vested after three years and 100% vested after five years of credited service.

(h)	Payment of Benefits

Upon reaching normal retirement (age 65 or age 55 with 10 years of credited service, as defined) or upon permanent disability, all vested amounts credited to a participant’s account become distributable. Distributions will be made as soon as administratively feasible, following a participant’s request, and will be made in a lump-sum cash payment.

Upon a participant’s death, the participant’s beneficiary is entitled to 100% of the participant’s vested account balance.

Upon termination of service, other than for normal retirement or death, the Administrator will direct the Trustee or the new Trustee to pay to the participant his or her benefit in an immediate lump sum or a deferred lump sum, if certain criteria are met.

(i)	Forfeitures

Upon a participant’s termination date, and prior to the time the participant becomes vested in his or her account, the non-vested portion, if any, shall be forfeited. These accounts will be used to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, to pay administrative expenses, or to reduce employer contributions. Forfeitures were netted against the employer contributions for the years ended December 31, 2001 and 2000. Forfeitures were $111,645 and $126,223 for the years ended December 31, 2001 and 2000, respectively.

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

(j)	Loans to Plan Participants

Under the terms of the Plan, participants may obtain loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to a maximum of 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous 12 months. The Plan charges a fixed rate, which is 1% above the prime rate (5.75% and 10.5% at December 31, 2001 and 2000, respectively) adjusted quarterly.

The loans are repaid to the Plan through after-tax payroll deductions. The loan repayments and interest earned are allocated to each of the investment funds based upon the participant’s contribution election percentages. The term of the loan is arrived at by mutual agreement between the Plan Committee and the participant, but may not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan may not exceed 25 years.

(k)	Administrative Expenses

Most administrative expenses are paid by the Plan Sponsor.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits of the Plan and the changes in those net assets in conformity with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(c)	Risks and Uncertainties

The assets for the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates and changes in the equity markets have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates and equity prices do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock and bond market fluctuations, interest rate changes, economic conditions and world affairs.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Linens ’n Things Company Stock Fund which principally invests in a single security.

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

(d)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Investment income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Each investment fund, aside from unallocated cash, which is held in an interest-bearing money market account, is stated at the fair value on the last business day of the plan year as reported by the Trustee or the new Trustee, which is based on the market value of the underlying securities based on quotations from national securities exchange.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost. The Plan Administrator does not believe it is practicable to estimate fair value of participant loans as they are not material to the plan. The participant loans have fixed rates of interest established by the plan administrator at the time of the loan’s origination and approximated prevailing market rates.

(e)	Benefits

Benefits are recorded when paid.

(3)	Investments

At December 31, 2001 and 2000, the Plan’s assets, were allocated among various investment funds administered by independent investment managers.

The following investments represent 5% or more of the net assets available for benefits at December 31, 2001 and 2000:

	2001	2000

Fidelity Growth Company Fund	$2,785,737	$ --
Fidelity Equity-Income II Fund	8,128,462	--
Fidelity Diversified International Fund	1,865,819	--
Fidelity Freedom 2010 Fund	4,638,855	--
Fidelity Managed Income Portfolio Fund	7,894,554	--
Norwest Stable Value Fund	--	6,427,024
Kemper-Dreman High Return Equity Fund	--	7,058,070
MFS Total Return Fund	--	4,189,963
Prudential World Fund: International Stock Series	--	1,994,562
Prudential Jennison Growth Fund A	--	2,391,170

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(1,223,482) and $2,072,801 respectively, as follows:

LINENS ’N THINGS, INC. 401(k) PLAN Notes to Financial Statements

	2001	2000

Mutual Funds	$(1,300,015)	$1,843,718
Linens ’n Things Stock	76,533	229,083

Net (depreciation) appreciation in
fair value of investments	$(1,223,482)	$2,072,801

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company were to terminate the Plan, all participants in the Plan would become fully vested.

(5)	Federal Income Taxes

The Plan obtained its latest determination letter on April 20, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has not been amended since receiving the determination letter. The Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Related Party Transactions (Parties in Interest)

The record keeping and custodial functions for the underlying investments held by the Plan were performed by Prudential Investments and effective April 1, 2001 were performed by Fidelity Trust Company.

Certain investments of the Plan are shares of mutual funds advised by Fidelity Investments an affiliate of Fidelity Trust Company. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by Linens ’n Things. Linens ’n Things is the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund’s assets and are reflected in the fund’s share/unit price.

(7)	Subsequent Event

Effective March 2002, the Plan Committee reduced the match from 100% up to 6% of participants pay to 50% up to 4% of participants pay.

Schedule 1

LINENS ’N THINGS, INC. 401(k) PLAN Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2001

Identify of issue	Description of Investment	Current Value

Cash/Money Market	Cash	$ 47,463
**Linens ’n Things	Company Stock	1,260,491
USAA Income Fund	Mutual Fund	21
CS Emerging Growth Company Fund	Mutual Fund	79
CS Strategic Value Company Fund	Mutual Fund	255
RS Emerging Growth A	Mutual Fund	2,081
Janus Adviser Aggressive Growth Fund	Mutual Fund	129
Janus Adviser Capital Appreciation Fund	Mutual Fund	382
AIM Blue Chip Fund A	Mutual Fund	9,621
AIM Global Aggressive Growth A	Mutual Fund	4,619
Managers Value Fund	Mutual Fund	75
CS Small Cap Value Company Fund	Mutual Fund	2,471
** Fidelity Fund	Mutual Fund	957
** Fidelity Puritan Fund	Mutual Fund	190
** Fidelity Trend Fund	Mutual Fund	90
** Fidelity Ginnie Mae Fund	Mutual Fund	217
** Fidelity Equity-Income Fund	Mutual Fund	8,058
** Fidelity Growth Company Fund	Mutual Fund	2,785,737
** Fidelity Investment Grade Bond Fund	Mutual Fund	3,809
** Fidelity Intermediate Bond Fund	Mutual Fund	3,547
** Fidelity Capital and Income Fund	Mutual Fund	159
** Fidelity Value Fund	Mutual Fund	46,226
** Fidelity Government Income Fund	Mutual Fund	167
** Fidelity Independence Fund	Mutual Fund	2,232
** Fidelity OTC Portfolio Fund	Mutual Fund	564,787
PIMCO Total Return Fund - Administrative Class	Mutual Fund	51
American Aadvantage Balanced Fund	Mutual Fund	502
American Aadvantage Large Cap Value Fund	Mutual Fund	74
American Aadvantage International Equity Fund	Mutual Fund	54
American Aadvantage Short Term Bond Fund	Mutual Fund	120
Baron Growth Fund	Mutual Fund	1,046
UAM/FPA Crescent Portfolio	Mutual Fund	1,984
UAM/RHJ Small Cap Portfolio	Mutual Fund	4,464
Ariel Fund	Mutual Fund	3,215
Ariel Appreciation Fund	Mutual Fund	35,181
Ariel Premier Bond Fund Investor Class	Mutual Fund	1,093
Alger Capital Appreciation Fund - Retirement Class	Mutual Fund	76
Alger MidCap Growth Fund - Retirement Class	Mutual Fund	2,150

Schedule 1

LINENS ’N THINGS, INC. 401(k) PLAN Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2001

Identify of issue	Description of Investment	Current Value

Franklin Small Cap Fund I - Class A	Mutual Fund	$ 474
Dreyfus Founders Balanced Fund F	Mutual Fund	214
Dreyfus Founders Growth Fund F	Mutual Fund	221
PBHG Growth Fund	Mutual Fund	2,462
Dreyfus Founders Discovery Fund F	Mutual Fund	105
Mutual Shares Fund - Class A	Mutual Fund	9,179
Morgan Stanley Institutional Fixed Income Adviser	Mutual Fund	105
Morgan Stanley Institutional Mid-Cap Growth Adviser	Mutual Fund	520
Morgan Stanley Institutional Value Adviser	Mutual Fund	12,394
Neuberger Berman Focus Trust	Mutual Fund	8,602
Neuberger Berman Genesis Trust	Mutual Fund	10,040
Neuberger Berman Socially Responsive Trust	Mutual Fund	178
PIMCO Long-Term U.S. Government Fund - Administrative Class	Mutual Fund	1,659
Strong Growth Fund	Mutual Fund	429
Strong Advantage Fund	Mutual Fund	779
Strong Opportunity Fund	Mutual Fund	1,715
Strong Government Securities Fund	Mutual Fund	2,742
** Fidelity Europe Fund	Mutual Fund	1,124
** Fidelity Real Estate Investment Portfolio	Mutual Fund	9,830
** Fidelity Balanced Fund	Mutual Fund	1,119
** Fidelity Utilities Fund	Mutual Fund	495
** Fidelity Blue Chip Growth Fund	Mutual Fund	10,120
** Fidelity Asset Manager	Mutual Fund	94
** Fidelity Low Priced Stock Fund	Mutual Fund	1,056,316
** Fidelity Worldwide Fund	Mutual Fund	773
** Fidelity Equity-Income Fund II	Mutual Fund	8,128,462
** Fidelity Asset Manager: Growth	Mutual Fund	1,607
** Fidelity Aggressive Growth Fund	Mutual Fund	39,278
** Fidelity Diversified International Fund	Mutual Fund	1,865,819
** Fidelity Dividend Growth Fund	Mutual Fund	27,515
** Fidelity New Markets Income Fund	Mutual Fund	1,200
** Fidelity Export and Multinational Fund	Mutual Fund	6,408
** Fidelity Aggressive International Fund	Mutual Fund	1,413
** Fidelity Mid-Cap Stock Fund	Mutual Fund	10,481
** Fidelity Europe Capital Appreciation Fund	Mutual Fund	101
** Fidelity Southeast Asia Fund	Mutual Fund	1,096
** Fidelity Freedom Income Fund	Mutual Fund	12,468
** Fidelity Freedom 2000	Mutual Fund	81,188
** Fidelity Freedom 2010	Mutual Fund	4,638,855

Schedule 1

LINENS ’N THINGS, INC. 401(k) PLAN Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2001

Identify of issue	Description of Investment	Current Value

** Fidelity Freedom 2020	Mutual Fund	$ 111,213
** Fidelity Freedom 2030	Mutual Fund	31,233
** Fidelity Small-Cap Retirement Portfolio	Mutual Fund	11,474
** Spartan Total Market Index Fund	Mutual Fund	2,698
** Fidelity Fifty Fund	Mutual Fund	560
** Fidelity Retirement Money Market Portfolio	Mutual Fund	6,331
** Fidelity Retirement Government Money Market Portfolio	Mutual Fund	5,429
** Fidelity Managed Income Portfolio	Collective Trust Fund	7,894,554
** Spartan U.S. Equity Index Fund	Mutual Fund	1,402,232
** Fidelity U.S. Bond Index Fund	Mutual Fund	3,280
** Fidelity Institutional Short-Intermediate Government Fund	Mutual Fund	4,271
** Fidelity Freedom 2040	Mutual Fund	24,792
** Participants Loans	*	804,123

Total		$31,043,643

*	Interest rates on outstanding loans at December 31, 2001 were between 5.75% and 10.5% with 178 individual loans outstanding at December 31, 2001.

**	Party-in-interest as defined by ERISA

See accompanying independent auditors’ report. 15

Schedule 2

LINENS ’N THINGS, INC. 401(k) PLAN Schedule G, Part III - Nonexempt Transactions Year ended December 31, 2001

(a)	Identity of party involved:	Linens ’n Things, Inc.

(b)	Relationship to plan, employer, or other party-in-interest:	Plan Sponsor

(c)	Description of transactions including maturity date, rate of interest, collateral, par or maturity value:	Due to third-party administrative problems, the Plan Sponsor held employee contributions from the January 2000, February 2000 and December 2000 payroll cycles. The January 2000 contributions were not deposited into the Plan until February 28, 2000. The February 2000 contributions were not deposited into the Plan until March 27, 2000. The December 2000 contributions were not deposited into the Plan until January 24, 2001. Total contributions amounted to $1,257,544, including $529,863 of employer contributions. The Plan Sponsor filed Form 5330 and paid the excise taxes on the prohibited transactions. The Plan Sponsor also paid the estimated lost earnings on these employee contributions as a contribution in 2001.

(d)	Purchase price:	N/A

(e)	Selling price:	N/A

(f)	Lease rental:	N/A

(g)	Expenses incurred in connection with transaction:	--

(h)	Cost of asset:	$1,000

(i)	Current value of asset:	Unknown

(j)	Net gain (loss) on each transaction:	N/A

See accompanying independent auditors’report. 16

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 30, 2002	Linens ’n Things, Inc. 401(k) Plan By: WILLIAM T. GILES ——————————————————— William T. Giles Senior Vice President, Chief Financial Officer and member of the Plan Committee